Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Registration Statement Number: 333-208356

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LRCX - Lam Research Corp at Goldman Sachs Technology Conference

EVENT DATE/TIME: FEBRUARY 09, 2016 / 08:30PM GMT

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FEBRUARY 09, 2016 / 08:30PM GMT, LRCX - Lam Research Corp at Goldman Sachs Technology Conference

CORPORATE PARTICIPANTS

Martin Anstice Lam Research Corp. - CEO

CONFERENCE CALL PARTICIPANTS

Vince Coli Analyst

Toshiya Hari Goldman Sachs Japan Co., Ltd. - Analyst

PRESENTATION

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

We’re very pleased to have Martin Anstice, Chief Executive Officer for Lam Research, here with us today.

Before diving into questions, I’ll pass it on to Martin for opening remarks.

Martin Anstice - Lam Research Corp. - CEO

Thank you very much.

First of all, thank you for investing your time with me and us. I know you have plenty on your plate right now relative to volatility in the marketplace. So it’s nice to see interest in a company that I believe is pretty special.

What the Company has done in the last several years, I think, is — it’s pretty inspiring for me to be part of in many respects. It is a privilege always to be a leader in a company and to be the CEO in Lam Research, with a group of people that I truly consider to be extremely talented, with a culture and a set of values that defines us and builds trust with our customers each day. That foundation has created a situation where, with the right products at the right time — a good vision, strategies and plans that in general are pretty solid, and great execution — has created a situation where we’ve grown faster than the industry by a significant amount for each of the last three years.

We just completed our calendar 2015 year with the strongest performance in almost every metric in the history of the Company. So we feel proud. Hopefully to the extent that you are an owner of the company, you also feel proud of what we’ve accomplished to date, and you’re also inspired by the opportunity.

And when I show up in a conversation like this, I do want to spend a second on the past. But most of my focus, appropriately, is on the future. And the future of Lam Research as a standalone company, I believe, is compelling, exciting. And we for sure believe in a future of outperformance for our company as currently defined.

And the KLA transaction takes that foundation, takes that opportunity, to a new level and, in our words, defines a strategic relevance in our industry that allows us better to create opportunities and to manage risks than either company can on their own. And I’m sure we’ll get to that a little later in the conversation.

There is a slide on this screen. So the reason I just spent time with an overview is I wanted you to digest something that’s really important. It’s not very exciting. But it is a forward-looking statement/Safe Harbor. And particularly in the context of this period where we are communicating a lot, in a period where we are anticipating a close of KLA - Lam Research merger in the middle of this year, this statement is never more important in terms of context. So please, as always, be aware of risks and uncertainties investing in our company.

Go for it.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

Thank you, Martin.

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FEBRUARY 09, 2016 / 08:30PM GMT, LRCX - Lam Research Corp at Goldman Sachs Technology Conference

Before diving into detailed, specific questions about Lam, I’d like to ask a couple of questions, high-level questions, about the market, specifically 2016 wafer fab equipment. In your most recent call, you gave guidance for the market that seemed a tad higher relative to what you expressed three months ago. During this timeframe, the macro environment has been pretty volatile, to say the least. And it seems like business at your customers’ customers have been slowing during that timeframe. So what’s the disconnect there? Why are you so constructive on the market?

Martin Anstice - Lam Research Corp. - CEO

It’s always really hard to answer disconnect or not.

What did we try to do? What we tried to do is communicate an expectation for calendar 2016 spending for our customers that was essentially the same level of spending as occurred last year. And qualitatively, we might’ve said approximately flat, compared and contrasted with the prior disclosure of flat to slightly down.

But more or less, every financial disclosure of the Company in terms of WFE — $33 billion. And the outlook for outperformance measured by revenues and profits in our company is almost exactly the same today as it was about six months ago.

So why do we feel like a $33 billion reference point plus or minus $2 billion is valid in the context of the market that you just described? Well, one answer always is that is our best assessment of stated plans from our customers. And we see a little bit of disclosure from customers in the public domain that frames your conversation. But we dialog with our customers literally every single day, of every single week, of every single month, about this subject.

And what I try to do, what I commit to do, what we commit to do as a company, is to be transparent about our disclosure at a point in time. So this is a communication of our best understanding of stated plans of the customer.

And why, perhaps, does it appear to stand the test of a macro which is perhaps net negative, at least in terms of market volatility? Probably because so much of this year’s spending is what I would call strategic in nature. It is not a spending that is directly associated with the output in terms of electronics at a device level in this calendar year.

And maybe I’ll illustrate that point with two comments. The significant majority of foundry-related investment this year is in the 10-nanometer space. The 10-nanometer investment that occurs this year will largely be in the second half of this year, and it will support the next generation of devices as a kind of technology enabler of the roadmap of our customers in calendar 2017.

In the memory space — this is the first year in the history of our industry that every single one of the memory companies, all five that have a commitment to nonvolatile memory — 3D NAND, cross-point and other structures — have almost 100% committed to that device architecture. We’ve estimated 95% of spending is dedicated to 3D-capable nonvolatile memory capacity this year. That is a very strategic commitment to a device which, by the nature of those decisions by our customers, is destined to deliver performance and cost benefit that is obviously the foundation of their future forward-looking growth plans.

So I think more than anything, we would argue that today’s spending is very strategic. We would argue that to the extent there is any capacity investment in place, it is extremely disciplined. And we would also say it’s very efficient. Because there is proportionately a greater reuse in our industry today and more attention to the opportunity for extending investments in the long term than ever before. And that is perfectly appropriate, and it’s something we support in our refurbishment business.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

And just to make this super clear — we’ve been getting a lot of questions on your guide for the year, first half of 2016 shipments being higher relative to second half; and the second half of this year being higher than the first half. That still holds in your view?

Martin Anstice - Lam Research Corp. - CEO

Yes. I didn’t show up today to say something new. So if you’re listening to the call, this is going to be boring.

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FEBRUARY 09, 2016 / 08:30PM GMT, LRCX - Lam Research Corp at Goldman Sachs Technology Conference

But what we believe is in the context of a $33 billion wafer fab world, which is essentially flat, the technology inflections of our industry — and there are three or four, depending on how you count them, but there are two 3D device architecture transitions; one in logic — the FinFET transition — the other in memory — 3D NAND, cross-point, so on and so forth. One or two technology inflections.

The second technology inflection is a multiple patterning process flow inflection. And it shows up a lot in logic and DRAM. And the third technology inflection is advanced packaging. Those technology inflections created a situation that began in 2013 — that by our definition extends meaningfully beyond 2018 — created a situation where the markets of etch and deposition and clean, which is our segments of wafer fabrication equipment spending, are growing faster than the baseline.

So in a flat WFE, our markets are increasing year over year in size for reasons that I’ve just touched upon. And we expect in any one year, with the release of new products, to increase the competitiveness of the Company and gain a point or two of share in any given technology node.

Last year, we did a lot better than that. So the momentum in the Company on market share exiting last year is super strong. But generally speaking, the headline for the Company is flat WFE, markets in etch, deposition and clean that grow, market share expansion for the Company, and a shipment level, and a revenue level ultimately for the Company, that defines a growth year for Lam Research.

And you have plenty of references in terms of modeling that. You have a long-term financial model, which we published at SEMICON West last year in July. And most recently, you have a proxy relative to the KLA transaction to use for modeling purposes as well.

So that’s the context for the year. And as you just indicated, we expect the first half of calendar 2016 to be stronger than the second half of 2015. We expect the second half of calendar 2016 to be stronger than the first half of calendar 2016. Out of the four segments in the semiconductor industry, three of the four appear to us to have stronger investment levels in the second half than the first half. The one exception is NAND. And we expect NAND to be slightly stronger investment levels in the first half than the second half.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

Thank you.

Martin Anstice - Lam Research Corp. - CEO

I could go on, but the clock is ticking.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

Okay.

Moving on to some of the longer-term drivers of wafer fab equipment — you alluded to 3D NAND as being a very nice opportunity for Lam Research going forward. Where do you think we are in the cycle?

Martin Anstice - Lam Research Corp. - CEO

I think we’re just beginning the cycle of transition from planar to 3D device architecture. I mean, there is an important headline this year. This is the first year where all five memory companies are significantly invested in that transition. I think I already said our estimate is that 95% of WFE dollars in NAND is focused on 3D device architecture.

Our estimate is by the end of this year that there will be between 350,000 and 400,000 wafer starts per month of shipped capacity into the installed base, and maybe 250,000 to 300,000 wafer starts of qualified capacity. That translates into 15% to 20% of the installed base being 3D-capable.

So if you’re trying to calibrate where we are on this journey, we end this year to our estimates with 15% to 20% of the installed base being 3D-capable. And 3D, by the choices of the customers this year, is literally the device of choice. So we’re beginning a multiple-year journey.

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FEBRUARY 09, 2016 / 08:30PM GMT, LRCX - Lam Research Corp at Goldman Sachs Technology Conference

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

Okay.

And we’re getting a lot of questions on the sustainability of Moore’s law. Obviously, that’s been a significant driver of the semiconductor industry over the past several decades. What is your view, if you do have one? And what are you hearing from customers regarding sustainability, in terms of Moore’s law?

Martin Anstice - Lam Research Corp. - CEO

Yes. So I try and get this balance right between perpetual optimism — because I do get an opportunity to engage with the talent in the semiconductor ecosystem. And it’s one of the most inspiring parts of being the CEO of the Company. Because you really get an appreciation of the depth of capability to innovate broadly in this ecosystem. It is truly outstanding.

And I think you got to take one or two positions. Because the world of the dominant device, or the killer app, is probably long gone. And now this is a world of diversity in many respects. True, there is consolidation of customers. But it is so much harder, from my perspective, to model and predict the future of our industry.

And so you have to take a position. The innovation in the industry will deliver opportunities for growth. Or conclude the opposite. My opinion is innovation will find answers to extremely complicated questions. We see technology and roadmaps five to 10 years in every segment of the semiconductor industry. There are clearly a new set of questions today besides the questions of physics, not least the economics of this. And time will tell.

But it appears from our perspective that the world of connectivity, mobile, IoT and cloud are legitimate drivers of demand for our industry. We see exciting device roadmaps and disclosure from our customers that appear to characterize significant performance and cost benefits, whether it’s power, processor speed or form factor. And so we tend to bias being positive about the future of the industry relative to innovation and growth.

Independent of all of that, as I said before, we have developed a set of strategies in our company and are executing plans in our company to outperform the industry. And in some respects, the KLA transaction is a commentary on taking ownership for managing our destiny and for defining a future, which is consistent with what I just said.

And one of my objectives with KLA-Tencor and Lam is to create a situation where we are able to influence, as much as respond to, the ebbs and flows of this conversation in a way that supports the success of our customers. And our logic has always been, our culture has always been, our vision objectives have always been, to focus, number one, on the success of our customers. And if we can continue to deliver solutions that support our customers in the long term, they build trust in our ability to support them, and they provide us opportunity to grow and outperform.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

That’s a very good segue into my next topic of questions, which is the KLA transaction. Can you remind us the strategic rationale behind the acquisition and some of the revenue and cost synergies that you foresee over the next couple years?

Martin Anstice - Lam Research Corp. - CEO

Yes.

So the KLA transaction was always anticipated in a journey, in a vision, to be kind of a step on this journey. And it was the second part in the journey for us. The first was taking a single-product process company and making it a multi-product process company. And that had the effect of taking Lam Research, which was essentially an etch company seven or eight years ago, competing for 14% of wafer fabrication equipment spending — it transformed it into a company that is growing faster than most or all. And it now competes for about 30% of wafer fabrication equipment spending.

So the first leg of growing this company was broadening the process presence. And we focused on what we called adjacent process capabilities — things that immediately occurred before or after an etch step. And that’s why we focus on clean, and we focus on deposition.

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FEBRUARY 09, 2016 / 08:30PM GMT, LRCX - Lam Research Corp at Goldman Sachs Technology Conference

So here we are today, competing for 30% of wafer fabrication equipment spending, double the market that we had as a single-product company. This transaction has the ability to take that statement of competing for up to the 45% level, maybe slightly higher than 45%. So our ability to compete for spending of our customers is enhanced by this transaction.

But why are we doing it? We’re doing it because in the context of increasing strategic relevance for our company, the integration of process and process control was truly the smartest thing to go execute. And that’s less to do with me being smart, and it’s much more to do with the customer being smart.

And what I was always invested in, when I met with customers in the last two, three, four, five years or longer, was two conversations every single time I met with a customer. I had transaction questions — how can we be better; what’s working, what’s not working. And the second set of questions I asked them related to the strategy of our company — what would they like us to do in the long term to better support their strategies and their successes?

And there were two common themes over a number of years from all of our customers answering that strategic question. And the two common themes were — please find ways to reduce variability in process. So today, when you build a semiconductor device, every step in that process has variability. Variability accumulates through a fab; it impacts yield. It impacts performance of the device. So reducing variability was a specific strategic request from customers.

The second was a request to open up process windows. So the world we live in today of 10-nanometer logic, of second- or third-generation 3D NAND, of 20-nanometer DRAM, is a really tough world. It is challenging the limits of physics in many respects. There are new materials emerging, new architectures. There’s a diversity of architectures and systems integrations that are extremely complex. And creating more choices from the customers is enabled when we open our process windows.

And so having heard those two answers from customers over a five-year period, the most intuitive response to that was to bring process and process control together. I think it creates an unmatched capability in the industry.

One of the most important questions for us to be able to answer, and for me to be able to answer specifically when I was asked this by the Board, when I said I’d like to execute this plan, was — what’s the reaction of the customer going to be? And with due respect to the finance community, the most important stakeholder relative to a deal like this is the customer. If the customer doesn’t support you, with or without regulatory approval, you are not going to be successful executing a vision.

And so it was very important to us to be able to announce this transaction with confidence that our customers were supporting us. And we’ve now had two to three months of time with customers, two to three months of time planning for the integration of these two companies.

And I have to say I’m delighted with the momentum in the conversation with the customers that is now turning from the hypothetical to the substance of creating collaboration agreements and joint development activities that will be relevant when we are one company. They are not relevant today, because we are two companies. But we’re planning to be performing as one company for the benefit of our customers as soon as practically possible.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

And in terms of — the cost synergies you’ve laid out on previous calls, and I think it’s pretty clear cut — and in terms of the revenue synergies, what’s the timeline that we should be expecting for you to deliver combined product, integrated product, whatever it may be?

Martin Anstice - Lam Research Corp. - CEO

Yes. I mean, it takes time. I guess one of the biggest differences between your world and mine is I have five-year development cycles, sometimes longer. And it takes literally years to architect momentum with new markets and new products and market share.

And so perhaps back to the first question, why is my tone what it is — because I live in a slightly different world than many of you do. The reality is that new products on a significant scale take multiple years, which is why the revenue synergy conversation begins in the second year and extends through the fifth year, which is the horizon when we said $600 million of revenues is our growth commitment relative to the combination of Lam and KLA-Tencor.

Which isn’t to say that some stuff might not happen sooner. Because there are a number of activities where we will pursue growth from day one above and beyond what we can both deliver as separate companies. And sometimes, that’s as simple as sharing information. Right? We don’t get chance to share information fully as two standalone companies.

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FEBRUARY 09, 2016 / 08:30PM GMT, LRCX - Lam Research Corp at Goldman Sachs Technology Conference

There will be a significant process of learning available to the companies. There will be different and new engagements with customers around the world. Our relative strength is still in memory. KLA’s relative strength is still in logic. On its own, that is a tremendous value proposition.

And if one of your investment theses is presence broadly in the industry is better, less volatility is better, scale is better, annuities in a business are good — all of those things are enhanced by the combination of Lam and KLA-Tencor. Not the reason why I wanted to do it. But they are very fundamental consequences of pursuing increased strategic relevance and, over time I hope, trending to create more value for all stakeholders.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

And shifting gears a little bit — going back to longer-term drivers of wafer fab equipment — there’s a lot of hype around China. The government obviously investing a lot in the supply chain. How do you view your opportunities in that market going forward? What’s the timeline? How are you positioned in China?

Martin Anstice - Lam Research Corp. - CEO

No, I think it’s honestly an exciting time, and a fast-moving moment in the world of semiconductors. There’s a very clear — I’ll frame it as a strategic roadmap defined around balance of payments and reducing imports of chips into China; maybe even a national security agenda as well, and a clear agenda to create a return on investments that are made.

So these are multiple-year transitions. We have assumed, in our wafer fabrication equipment spending investments, no to negligible new China investments in calendar 2016. So there are obviously investments being made in China this year, some of them from the domestic semiconductor community, some of them from the partner community that have fabs in China. And that’s true in logic and in memory both. And we have a great team with good relationships and decent share.

So it’s an important region for us. We are very actively engaged in making sure that under the conditions that we think are relevant to expanding in IC 2020 footprint, we are supporting and creating opportunity for Lam Research in the process.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

So you see this as a three- to five-year thing, as opposed to a one- to two-year —

Martin Anstice - Lam Research Corp. - CEO

Yes, I think anything in the semiconductor world is three to five years.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

And you alluded to annuities, when speaking about your KLA acquisition. But how substantial are your service businesses as of today? And how fast do you see that part of the business growing going forward?

Martin Anstice - Lam Research Corp. - CEO

Yes, I’m not sure what the benchmark is for equipment companies. But certainly, Lam — and I think this is true for KLA-Tencor as well — we tend to sit in the range of 20% to 25% of revenues being the so-called installed based business of the Company. So this is the service business, the spare parts business, the upgrades business, the training business, the refurbish business. There’s a very broad portfolio of offerings in both companies.

And both companies are targeting and actually delivering growth in those businesses faster than the increase in our installed base. And that at some level is the byproduct of the demands that are showing up supporting IoT agendas, for example, in what we would historically call trailing-edge technologies.

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FEBRUARY 09, 2016 / 08:30PM GMT, LRCX - Lam Research Corp at Goldman Sachs Technology Conference

So there is investment showing up again this year for 28-nanometer logic and above. And there’s demand for all of those chips. And in some of those fabs, there are installed base upgrades or conversions or refurbishment solutions that hold the cost of those roadmaps to a level which supports the economics of the devices that are demanded.

So the annuity of the Company is an important one. It is targeted to grow faster than the base line from the installed base. And certainly speaking for Lam, we feel really good about a collection of new products and services that are targeted to productivity solutions and preemptive asset management solutions for our customers. It’s a pretty exciting time.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

And how would you characterize the profitability of your service business relative to (multiple speakers) —

Martin Anstice - Lam Research Corp. - CEO

Yes, it’s a cheaper business, to the extent that you don’t have to invest in R&D to the same level. And the operating income performance is somewhat similar to the baseline of the Company. So it adds a different construct between gross margin percentages and operating income. But operating income is at least as good as the corporate baseline.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

And moving on to financials and capital return — in your standalone financial model, I think you’re aspiring to improve operating margins to 23% or 24%, depending on the level of WFE. But what are some of the initiatives, whether it be in R&D or SG&A, that you have inside the Company running at the moment?

Martin Anstice - Lam Research Corp. - CEO

One of the more frequent dialogs, actually — and it’s shown up in a couple meetings today — is a question mark around variability in the business model, flexibility in the business model. And I would make a case today that the reason for doing that is just as valid today as it was 10, 15, 20 years ago. But the catalyst for doing it is different.

So in a consolidated semiconductor industry, with cycle time performance through the ecosystem that is dramatically faster today than it was 10 to 15 years ago, the traditional cyclicality of our industry is dramatically reduced. And the scale of economics and the risk associated with making investments and creating capacity in excess of demand are way too high for anybody to get way ahead of themselves. And discipline in a consolidated semiconductor industry is the reality of the world that I live in. And that’s been true for a number of years.

What is different today is we now have really big customers. And when, let’s say, three customers represent 50% or more of the spending of the industry; five customers, six customers, represent 60% to 75% of the industry — if one of those customers moves left or right in any one quarter, it’s $100 million or $200 million of business to a company like Lam Research.

And most of the time, you never see that. Right? What you get to see is the graceful swan on the surface of the water. Meanwhile, their feet are going nuts underneath. And variability is the challenge of the industry today, not cyclicality in the traditional sense. And that is why having business model flexibility, having an ability to respond to the variability of your business that still creates some peak and trough of revenue streams, is critically important.

And I don’t know what your general feeling was around the implied operating guidance of the Company in the March quarter of 2016. But we implied guidance of — what’s the number? $350 million. Thank you.

$350 million compares with $345 million in March of 2015. In March of 2015, we just celebrated a $5 billion year. In March of 2016, we celebrated a $6 billion year. So in a year, the Company grew by $1 billion. And the operating expenses quarter to quarter were $5 million difference.

So if you’re looking for a reference point on the flexibility of the business model, we work really hard to do that. And I would like it to be even better. But there is meaningful flexibility in the cost structure of the Company to deal with this challenge of variability, and that’s important.

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FEBRUARY 09, 2016 / 08:30PM GMT, LRCX - Lam Research Corp at Goldman Sachs Technology Conference

The other key initiative in the Company relates to the proportional investment in R&D and SG&A. And we have benchmark performance on that metric. But we are constantly working to invest a greater proportion of our operating expenses in R&D without any comparison. The most important vehicle for us to preserve long-term growth is a sustained commitment to fund our future in R&D in partnership with our customers.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

You just talked about the three biggest customers accounting for 50% of your business, which is obviously a very challenging place to be, although you’re probably used to it by now. And at the same time, you’ve done a phenomenal job increasing market share in all your segments. How would you characterize your pricing power relative to two, three years ago? I know you guys talk about customer trust a lot. And so how do you balance —

Martin Anstice - Lam Research Corp. - CEO

Yes, it’s a great question.

So I tend to feel that in a consolidated industry, if you truly execute your business with the long-term success of the customers in mind — and there really is substance to a customer trust position — you never feel like you have pricing power. And even if you do, you never say it.

But the reality is what we do in terms of pricing is very straightforward as a guiding philosophy. We try to get paid fairly for what we deliver. And we make a very genuine attempt to assess that value and get paid for it.

At the same time, we try to target a profitability level in our industry in the ecosystem that we think is fair and sustainable. Right? If we create a situation where we’re on the low end of profitability in the ecosystem, eventually, we can’t afford to fund the investment to be successful five years from now. If we’re on the high end of that range, we don’t have customer trust. And in the end, we will preclude or inhibit the growth trajectory of the Company. And that is a really important balance.

I happen to believe that the 45% plus or minus a bit range for gross margins — the 22, 23 level that we talked about in our long-term models — is a reasonable place for us to set profit expectations to balance short-term, long-term growth and profitability. And to be very clear, I care a lot more about dollars of earnings growth than I do the percentages of any profit metric on the P&L.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

In terms of shareholder return — how should we think about your cash usage going forward? With the KLA acquisition, I think you’ve paused your buybacks for now?

Martin Anstice - Lam Research Corp. - CEO

Yes.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

But if you can give us an update on how you think about the go-forward there?

Martin Anstice - Lam Research Corp. - CEO

Yes. So the EBITDA performance of the combined company is obviously super strong. I think maybe $2.5 billion a year is the EBITDA performance of these combined companies. So they are strong operational performers in their own rights. And together, I think they’ll kind of set a tone and a benchmark in the industry.

As implied by your question, we have, in the context of intending to fund the KLA transaction 50% cash, 50% stock — we’ve contained the stock repurchases of both companies until we’re one company. And at the point of being one company in the middle of calendar 2016, we believe we’ll have a gross debt to EBITDA ratio of about 3.5.

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FEBRUARY 09, 2016 / 08:30PM GMT, LRCX - Lam Research Corp at Goldman Sachs Technology Conference

Our business objective is to get 3.5 down to 2.5 as fast as practically possible. I would anticipate that takes somewhere in the range of 12 months plus or minus a bit.

At that point in time, we revisit the capital redistribution conversation. There are no stated plans or commitments for the combined company on that yet. But both companies have a track record. And the track record is probably a reasonable indicator of the intentions of the Company once we’re at the 2.5 gross debt to EBITDA reference point in about a year post-closing.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

With that, we have about five minutes left. I’d like to open it up to the floor, if anyone has any questions.

Unidentified Audience Member

(Inaudible question — microphone inaccessible)

Martin Anstice - Lam Research Corp. - CEO

You can yell, and I’ll repeat your question, if you like.

Vince Coli Analyst

Martin, thank you so much for your insight. This is Vince [Coli].

You’ve mentioned in your conversation innovation will leave answers to the most complicated questions.

Martin Anstice - Lam Research Corp. - CEO

Yes.

Vince Coli Analyst

My question to you is — how do we obtain the knowledge for innovation?

Martin Anstice - Lam Research Corp. - CEO

Well, I think at the end of the day, we only create the knowledge for innovation when it gets priority and commitment, and when we create transparency in sharing.

And so there are some technology solutions. We can all invest in technology in our companies to get more information to more people. So we increase cycles of learning. And beyond the boundaries of the Company, we are trying to build upon the customer trust orientation that we have to create a situation where the customer engages with us faster and with more information than is true for our competition, with the objective that it will create a cycle of learning and innovation beyond what was possible separately.

So this customer trust thing, and our value of think customer, company, individual; has real substance when it comes to innovation. Really important — transparency, sharing, and consistent investment in learning.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

Maybe time for one more? Any questions?

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FEBRUARY 09, 2016 / 08:30PM GMT, LRCX - Lam Research Corp at Goldman Sachs Technology Conference

Martin Anstice - Lam Research Corp. - CEO

Maybe I can make a closing comment?

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

Yes, please.

Martin Anstice - Lam Research Corp. - CEO

So again, I want to extend my thanks for taking the time. I know you have a busy day and plenty of other companies to see.

I hope this has been a useful reference point for a company in transition. This is an exciting time, we believe, for our company and for our industry. We think we have an appropriately conservative view of wafer fabrication equipment spending this year, and at more or less the same level as last year.

We are humbled by the opportunity in front of us. And for those of you that do have an investment in our company, know that a lot of people that work for us work very hard each and every day to meet your expectations and those of our customers.

So thank you very much.

Toshiya Hari - Goldman Sachs Japan Co., Ltd. - Analyst

Thank you.

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Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam Research Corporation’s (“Lam”) and KLA-Tencor Corporation’s (“KLA”) current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) technological achievements that may be realized by the combined company; and (3) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA or Lam; (5) the ability of KLA and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Registration Statement on Form S-4, which includes the joint proxy statement of Lam and KLA, also constitutes a prospectus of Lam, and was filed with the Securities and Exchange Commission (“SEC”) on December 7, 2015, amended on January 12, 2016 and declared effective on January 13, 2016. Each of Lam and KLA provided a definitive joint proxy statement/prospectus to their respective stockholders on or about January 19, 2016. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of their applicable date made. Neither Lam nor KLA undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended December 27, 2015, and KLA’s overall business and financial condition, including those more fully described in KLA’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA for their consideration. On December 7, 2015, Lam and KLA filed with the SEC a Registration Statement on Form S-4 which was amended on January 12, 2016 and declared effective by the SEC on January 13, 2016. The Registration Statement includes a joint proxy statement of Lam and KLA and a prospectus of Lam, which was mailed by Lam and KLA to their respective stockholders on or about January 19, 2016. Lam and KLA also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA have filed or may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA are urged to read the definitive joint proxy statement/prospectus and any other relevant documents that are or will be filed with the SEC carefully and in their entirety because they contain, or will contain, important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders are able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA on KLA’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA).

Participants in the Solicitation

Lam, KLA, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus that was filed with the SEC on January 13, 2016.

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